UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 001-39758

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Appreciate Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

6101 Baker Road

Address of Principal Executive Office (Street and Number)

Minnetonka, MN 55345

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Appreciate Holdings, Inc. (the “Company,” “we,” “us” or “our”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Form 10-Q”) on or before the prescribed due date of November 14, 2023 without unreasonable effort or expense to the Company. The Company requires additional time to complete its audit and finalize its financial statements to be included in the Quarterly Report due primarily to the accounting for the business combination that occurred on November 29, 2022, cash constraints, and other accounting items, not yet being completed.

For these reasons, the Company needs additional time to complete its financial statements and other disclosures in the Form 10-Q.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect our current views with respect to future events and financial performance. The words “may,” “would,” “could,” “should,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any and all forecasts and projections in this document are “forward looking statements” and are based on management’s current expectations or beliefs. From time to time, we may also provide oral and written forward-looking statements in other materials we release to the public, such as press releases, presentations to securities analysts or investors, or other communications by us. Any or all forward-looking statements in this report and in any public statements we make could be materially different from actual results. Accordingly, we wish to caution investors that any forward-looking statements made by or on behalf of us are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. The Company’s business is subject to a number of risks which are described more fully in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its Form 8-K filed December 5, 2022 (including the information presented therein under Risk Factors) filed with the Securities and Exchange Commission, as well as other publicly available information about our Company.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nolan Jacobson	952	224-9913
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

The Company’s Annual Report on form 10-K for the year ended December 31, 2022, and Company’s Quarterly Reports on form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 have not been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Appreciate Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2023	By:	/s/ Nolan Jacobson
		Name:	Nolan Jacobson
		Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

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